Exhibit 99.1

Mamma.com Releases Q4 and Year-End 2006 Results

•

Q4 revenues increased by 118% to $3.57 million due to a significant increase in search advertising revenues, new software licensing contracts and increase in customized development and maintenance support, year-end revenues were at $9.60 million

•

Q4 net earnings of $420,175 ($0.03 per share), year-end net loss of $4.27 million ($0.30 per share) including amortization of $2.25 million, write-downs and settlement costs of $1.68 million and employee stock-based compensation of $0.46 million

•	Cash, cash equivalents and temporary investments at $7.97 million

Montreal, Canada, March 7, 2007—Mamma.com Inc., (the “Company”), (NASDAQ: MAMA), reported its financial results for the fourth quarter and year ended December 31, 2006. Unless otherwise stated, all figures in this release are in US dollars.

The Company’s Q4 2006 net earnings were $420,175 ($0.03 per share) compared to a net loss of $762,555 ($0.06 per share) for the same period in 2005. Net loss for the year was $4,269,380 ($0.30 per share) compared to $5,638,318 ($0.47 per share) for the year 2005. Revenues in the fourth quarter of 2006 were $3,566,421, 118% above the $1,638,431 revenues for the same period in 2005. The increase was due to improvement in search revenues of $1,430,369 mostly due to expanded distribution and new clients for $1,204,915 and by Copernic’s contribution for the entire quarter in 2006 of $225,454. The Company executed new software licensing contracts which mainly accounted for its revenue increase of $694,511 as well as an increase in customized development and maintenance of $219,303. In Q4 2006, Graphic advertising decreased by $416,193 or 76% to $131,633 compared to $547,826 for the same period in 2005 due to the decline in pop-up campaigns and a decrease in demand for all other graphic ad units. Total revenues for the year 2006 were $9,596,402 compared to $9,443,975 in 2005. The product mix significantly changed during the year where revenues increased in search advertising by $2,227,495, software licensing by $950,817 and customized development and maintenance support by $603,410 offset by revenue decrease in graphic advertising by $3,629,295. This change of product mix generated a better gross margin of 72% in 2006 compared to 56% in 2005. The Company is focusing its energy on search advertising and software licensing.

The earnings from continuing operations in Q4 2006 were $365,347, compared to a loss from continuing operations in Q4 2005 of $739,711. Loss from continuing operations for the year 2006 was $4,358,708 compared to $3,342,983 in 2005. The 2006 loss from continuing operations included amortization of $2,245,201, write-downs and settlement cost of $1,683,238 and employee stock-based compensation of $456,281.

Cash, cash equivalents and temporary investments are at $7,971,459.

Subsequent to the year end, two officers resigned from their positions. In connection with their resignations, the Company will pay most of the termination costs of CDN$550,000 in Q1 2007, it will change the duration of option agreements and allow accelerated vesting options for one of the officers. These changes will represent an additional non-cash item expense of approximately $270,000.

Martin Bouchard, the Company’s President and CEO stated: “During the fourth quarter, we have significantly increased our search revenues by expanding our search network and by signing new clients thus generating our best quarterly results this year. We also executed new software licensing contracts of our award-winning desktop search technology. In addition, we have launched two new specialized search engines: Mamma Jobs and Mamma Videos. And, finally, we have completed the integration of Mamma.com/Copernic to provide the Company with a unified management team with a focused vision. The new licensing of software in the quarter was a major contributor to the quarter’s profitability. Unlike our search activities, licensing software fluctuates quarterly.

Mr. Bouchard concluded: “2007 will be an important year for the Company. We intend to focus our resources in sales and marketing, mainly in the USA and Europe. We also expect to announce new innovative products and services that are very unique in the market.”

The live Web cast will be available on the Investor Relations section of the Mamma Media Solutions website:http://corporate.mamma.com/ir/financial.html. The archived Web cast will be made available on the Company’s Web site starting one hour after the completion of the call.

About Mamma.com Inc.

Mamma.com Inc. is a leading provider of award winning search technology for both the Web and desktop space, delivered through its properties, www.mamma.com and www.copernic.com respectively. The Company is also a top provider of online marketing solutions to advertisers, providing keyword and graphic ad placement on its large publisher network.

Mamma.com The Mother of All Search Engines® (www.mamma.com) is one of the most popular metasearch engines on the Internet, as it makes it easier and faster for people to find information by gathering the most relevant results from the best search engines on the Internet.

Through its award winning Copernic Desktop Search product, Copernic Technologies develops cutting edge search solutions bringing the power of a sophisticated, yet easy-to-use search engine right to the user’s PC. It allows for instant searching of files, emails, and email attachments stored anywhere on a PC hard drive. Its desktop search application won the CNET Editors’ Choice Award as well as the PC World World Class award in 2005. In 2007 PC Pro, UK’s most respected IT magazine for professionals and Micro Hebdo, one of France’s most read IT magazine, have selected Copernic Desktop Search 2.0 as the top desktop search tool.

More information can be found at corporate.mamma.com.

Statements contained in this press release, which are not historical facts, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties that can cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company’s filings with the United States Securities and Exchange Commission and the Ontario Securities Commission and include but are not limited to the extent to which the results of the SEC investigation or the purported securities class action lawsuits negatively impact the Company. The Company expressly disclaims any intent or obligation to update any description of the scope, focus or subject matter of the statements in this press release.

FOR FINANCIAL INFORMATION PLEASE CONTACT:

Daniel Bertrand, Executive Vice President and Chief Financial Officer

Mamma.com Inc.

Telephone Toll Free: (877) 289-4682 #118

Telephone Local: (514) 908-4318

Email: dbertrand@mamma.com

Web site: www.mammainc.com

FOR OTHER INFORMATION PLEASE CONTACT:

Martin Bouchard, President and Chief Executive Officer

Mamma.com Inc.

Telephone Toll Free: (877) 289-4682 #121

Telephone: (418) 527-0528 #1013

Email: copernicpr@copernic.com

Web site: www.mammainc.com

Mamma.com Inc.

Condensed Consolidated Balance Sheets

(unaudited) (expressed in U.S. dollars and in accordance with generally accepted accounting principles in Canada)

	As at December 31, 2006	As at December 31, 2005
	$	$
Assets

Current assets
Cash and cash equivalents	2,379,617	4,501,201
Temporary investments	5,591,842	4,013,312
Accounts receivable	2,734,172	2,623,940
Income taxes receivable	110,002	606,226
Prepaid expenses	261,885	295,288
Future income taxes	—	33,505
Assets of discontinued operations	—	9,694

	11,077,518	12,083,166
Future income taxes	—	13,483
Income tax credits	—	54,912
Investments	150,000	720,000
Property and equipment	503,828	598,758
Intangible assets	6,190,298	8,601,848
Goodwill	15,417,844	16,255,031

	33,339,488	38,327,198

Liabilities

Current liabilities
Accounts payable and accrued liabilities	2,289,686	2,690,943
Deferred revenue	227,660	249,953
Deferred rent	12,273	—
Income tax payable	8,100	8,062
Liabilities of discontinued operations	6,253	189,223

	2,543,972	3,138,181

Future income taxes	1,900,866	2,672,036

Shareholders’ Equity

Capital stock
Authorized
Unlimited common shares, no par value
Issued and outstanding 14,340,864 common shares	95,298,234	95,298,234
Additional paid-in capital	5,706,183	5,249,902
Cumulative translation adjustment	561,137	370,369
Accumulated deficit	(72,670,904)	(68,401,524)

	28,894,650	32,516,981

	33,339,488	38,327,198

Mamma.com Inc.

Condensed Consolidated Statements of Operations

(unaudited) (expressed in U.S. dollars and in accordance with generally accepted accounting principles in Canada)

	For the twelve months ended December 31		For the three months ended December 31
	2006	2005	2006	2005
	$	$	$	$
Revenues	9,596,402	9,443,975	3,566,421	1,638,431
Cost of revenues	2,704,101	4,183,445	918,920	718,690

	6,892,301	5,260,530	2,647,501	919,741

Expenses
Marketing, sales and services	1,850,176	2,023,925	502,415	321,541
General and administration	3,996,327	5,692,092	1,029,243	1,145,862
Product development and technical support	2,538,867	1,286,345	614,340	345,407
Amortization of property and equipment	178,192	106,788	48,968	31,647
Amortization of intangible assets	2,067,009	242,031	487,914	94,317
Write-downs and settlement costs	1,683,238	—	—	—
Interest and other income	(415,950)	(768,738)	(102,978)	(264,461)
Loss on foreign exchange	82,203	47,080	(51,392)	23,876

	11,980,062	8,629,523	2,528,510	1,698,189

Earnings (loss) from continuing operations before income taxes	(5,087,761)	(3,368,993)	118,991	(778,448)
Recovery of current income taxes	(4,876)	(12,046)	—	(24,773)
Recovery of future income taxes	(724,177)	(13,964)	(246,356)	(13,964)

Earnings (loss) from continuing operations	(4,358,708)	(3,342,983)	365,347	(739,711)
Results of discontinued operations, net of income taxes	89,328	(2,315,335)	54,828	(22,844)

Net earnings (loss) for the period	(4,269,380)	(5,658,318)	420,175	(762,555)

Net earnings (loss) per common share – basic and diluted
Earnings (loss) from continuing operations	(0.31)	(0.27)	0.03	(0.06)
Results of discontinued operations	0.01	(0.19)	0.00	(0.00)
Net earnings (loss) per common share – basic and diluted	(0.30)	(0.46)	0.03	(0.06)
Weighted average number of shares outstanding – basic	14,340,864	12,168,117	14,340,864	12,263,029
Additions to reflect the impact of:
Exercise of stock options	—	—	13,136	—
Exercise of warrants	—	—	—	—
Weighted average number of shares outstanding – diluted	14,340,864	12,168,117	14,354,000	12,263,029

Mamma.com Inc.

Condensed Consolidated Statements of Cash Flows

(unaudited) (expressed in U.S. dollars and in accordance with generally accepted accounting principles in Canada)

	For the twelve months ended		For the three months ended
	December 31		December 31
	2006	2005	2006	2005
	$	$	$	$
Cash flows from (used for)

Operating activities
Earnings (loss) from continuing operations	(4,358,708)	(3,342,983)	365,347	(739,711)
Adjustments for
Amortization of property and equipment	178,192	106,788	48,968	31,647
Amortization of intangible assets	2,067,009	242,031	487,914	94,317
Employee stock-based compensation	456,281	136,933	66,703	82,589
Future income taxes	(724,177)	(13,964)	(246,356)	(13,964)
Long term income tax credits	54,912	—	54,912	—
Write-down of property and equipment	9,813	—	—	—
Write-down of intangible assets	403,425	—	—	—
Write-down of investment	570,000	—	—	—
Unrealized loss on foreign exchange	—	—	(1,151)	—
Net change in non-cash working capital items	515,619	1,420,013	(1,291,099)	1,066,776

Cash from (used for) operating activities from continuing operations	(827,634)	(1,451,182)	(514,762)	521,654
Cash used for operating activities from discontinued operations	(83,948)	(630,288)	(9,396)	(29,594)

	(911,582)	(2,081,470)	(524,158)	492,060

Investing activities
Business acquisition	—	(15,851,922)	—	(15,851,922)
Reimbursement related to Copernic business acquisition	379,382	—	—	—
Purchase of property and equipment	(76,104)	(85,687)	(26,513)	(572)
Purchase of intangible assets	(51,400)	(54,943)	(8,373)	(6,972)
Net decrease (increase) in temporary investments	(1,578,530)	2,860,843	(2,557,521)	(4,013,312)

Cash used for investing activities from continuing operations	(1,326,652)	(13,131,709)	(2,592,407)	(19,872,778)

Financing activities
Issuance of capital stock and warrants	—	6,424	—	—
Redemption of common shares	—	(1,053,155)	—	—

Cash used for financing activities	—	(1,046,731)	—	—

Effect of foreign exchange rate changes on cash and cash equivalents	116,650	4,022	5,890	4,022

Net change in cash and cash equivalents during the period	(2,121,584)	(16,255,888)	(3,110,675)	(19,376,696)
Cash and cash equivalents – Beginning of period	4,501,201	20,757,089	5,490,292	23,877,897

Cash and cash equivalents – End of period	2,379,617	4,501,201	2,379,617	4,501,201

Cash and cash equivalents comprise:
Cash	777,637	4,501,201	777,637	4,501,201
Short-term investments	1,601,980	—	1,601,980	—

	2,379,617	4,501,201	2,379,617	4,501,201